

Mail Stop 4561

July 18, 2017

James Benson
Chief Financial Officer
Akamai Technologies
150 Broadway
Cambridge, MA 02142

> **Re: Akamai Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 000-27275**

Dear Mr. Benson:

We have reviewed your June 13, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2017 letter.

Notes to Consolidated Financial Statements

Note 18. Segment and Geographic Information, page 79

1. Please confirm whether the CEO or the CFO receives the functional operating cost center roll ups for engineering, product management, and product marketing by division, referred to in your response to prior comment 2, or any expense reporting at the division level.

2. Please tell us what proportion each division's engineering, product management, and product marketing costs represents to consolidated costs and operating expenses. Also tell us how each are mapped to individual cost and operating expense line items on your

consolidated statement of income. If any are mapped to more than one line item, please note the proportion included in each line item.

3.   In your response letter dated April 28, 2017 you noted that management's objective in adopting this new structure was to help the company respond more quickly to customer needs and bring new solutions to the market more quickly. Please explain how allocating engineering, product management, product marketing costs to each division is consistent with the objective of this new structure and why other costs, such as bandwidth fees or co-location fees, are not allocated to each division.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Melissa Kindelan, Staff Accountant, at (202) 551-3564, if you have questions regarding comments. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services